June 22, 2016

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E. Mailstop 3561

Washington D.C., 20549-7010

Attention: John Reynolds

Re: Rocky Mountain High Brands, Inc.

Registration Statement on Form 10

Amendment No. 1 Filed May 26, 2016

File No. 000-55609

Dear Mr. Reynolds:

I write on behalf of Rocky Mountain High Brands, Inc., (the “Company”) in response to the Staff’s letter of June 13, 2016, by John Reynolds, Assistant Director, of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 1 to the Company’s Registration Statement on Form 10, filed May 26, 2016, (the “Comment Letter”).

Paragraph numbering used for each response corresponds to the numbering used in the Comment letter.

Overview, page 3

1. We reissue prior comment 2. Please describe the development of the business during the last three years as required by Item 102(h) of Regulation S-K. Your description should address clearly the material developments in the business including the material effects of the bankruptcy proceedings.

In response to this Comment, the Company has revised the discussion regarding “Business Development in the Last Three Years” to include additional historical information, including a discussion of events leading up to the bankruptcy filing in 2013.

Acquisition Agreements, page 4

2. Refer to prior comment 3. The purpose of the transactions with the Dollar shots entities remains unclear; as it appears you sold the formulas you indicate that you intended to acquire. Please clarify.

In response to this Comment, the Company has revised its discussion of these transactions to clarify that it, in connection with the September 18, 2015 sale to Dollar Shots Club, Inc., it retained certain formula rights for potential use in a hemp-infused energy shot product.

Existing Products, page 5

3. Please expand your disclosure in response to prior comment 4 to clarify the contractual arrangements under which your products are developed, manufactured, bottled and distributed. Describe the material terms of any contractual agreements concerning your products including the duration of such agreements.

In response to this Comment, the Company has revised its discussion of these matters to clarify its relationships with, and the various roles fulfilled by, its manufacturer, suppliers, and other parties. As explained in the additional disclosures, MBA Beverage acts as the Company’s outsourced supply-chain management firm and it coordinates the production of the Company’s products in concert with other firms.

4. Please clarify where you source your supply of hemp for your products.

In response to this Comment, the Company has added additional disclosure explaining that MBA Beverage purchases hemp from Global Essence and that Global Essence provides MBA Beverage independent third party testing documentation that all hemp used in the Company’s manufacturing process is THC free.

New Product Pipeline, page 6

5. Refer to prior comment 5. Please address the expected timing through to revenue generation of your pre-development stage products.

In response to this Comment, the Company has added additional disclosures regarding its plans and projections for future revenue generation from its products in development.

Regulatory Requirements, page 6

6. We note that you intend to develop a cannabinoid beverage line. It is unclear whether the products you identified as legal in response to comment 11 include cannabinoids. Please clarify. Refer to the definition of marihuana in the Controlled Substances Act in your response.

In response to this Comment, the Company has added the following additional disclosure regarding its planned cannabinoid-infused beverages:

“The Company will seek an independent legal opinion to ensure that it remains in compliance with the Controlled Substances Act prior to marketing any products containing CBDs. Both plans are contingent

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upon appropriate legal vetting.”

In addition, the Company has added the following additional disclosure under “Regulatory Requirements:”

“Since our hemp-based products are derived from industrial hemp and are THC free, they are not subject to the Controlled Substances Act. Industrial hemp was legalized in the Farm Bill of 2015. The Company does not have plans to grow marijuana, distribute marijuana or infuse our beverages with marijuana, as defined in the Controlled Substance Act.”

Sales Channels, page 7

7. Please disclose the approximate proportion of your sales in the past fiscal year that were attributable to each distribution method you describe. Clarify how the distribution agreements filed as exhibits are reflected in your methods of distribution.

In response to this Comment, the Company has included approximate historical percentages of its sales for each described method of distribution and has listed its filed distribution agreements under the appropriate categories.

Management’s Discussion and Analysis, page 16

Future Liquidity Requirements, page 30

8. Please tell us the basis for your statement that you anticipate securing a revolving business line of credit for $2 to 5 million. Tell us the status of any negotiations regarding such line of credit. Also, tell us the status of any plans to raise cash through the sale of stock.

In response to this Comment, the Company has added the following additional disclosure under “Future Liquidity Requirements:”

“We have recently entered into a non-exclusive agreement for institutional financing services with Carter, Terry & Company. Our goal is to work with them and our private sources of capital to raise capital to finance inventory production, increase advertising and promotion budgets, develop new products and cover any shortfall from continuing operations.

We anticipate that initial funds raised will be through debt financing with additional capital raised through the sale of restricted securities through an offering memorandum, the structure of which has yet to be determined.”

Directors and Executive Officers, page 33

9. We note your revised disclosure regarding your officers and directors contains marketing style language regarding their prior experience. Please revise your disclosure regarding their experience to remove such language and instead describe their business experience. As examples we note the statement that Mr. Grisaffi is gifted with a unique and perceptive instincts regarding emerging consumer

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trends and the statements regarding Mr. Smith’s exemplary skills and thirty five years of sustaining consistent and effective strategic performance.

In response to this Comment, the Company has removed any language from the officer and director biographies that could be viewed as marketing-focused or overly promotional.

Involvement in Certain Legal Proceedings, page 37

10. We note your disclosure that Empire sued the Company claiming it was owed approximately $200,000 for its services along with additional damages. Tell us and disclose whether you accrued an estimated loss from loss contingency related to this claim in accordance with ASC 452-20-25-2 or demonstrate to us why the accrual for loss contingency is not required. Revise your financial statements and disclosures as appropriate.

In response to this Comment, as of June 30, 2014, the $200,000 disputed fees were included in the Company’s financial statements. We have revised our disclosures for the proper presentation.

Summary Compensation Table, page 39

11. We note the changes made to your Summary Compensation Table in response to prior comment 20. We now note that the compensation reflected in summary compensation table does not add up to the summary compensation totals for Andrew Newsom and David Seeberger. Please revise or advise as appropriate.

In response to this Comment, the Company has corrected certain typographical errors in the summary compensation table.

Legal Proceedings, page 43

12. Please file the manufacturing agreement with Rodney Peterson as an exhibit. Refer to Item 601(b)(10) of Regulation S-K which requires agreements entered into within the past two years to be filed.

In response to this Comment, the Company has filed the agreement with Rodney Peterson as Exhibit 10.20.

Recent Sales of Unregistered Securities, page 46

13. We note that in a phone call with the staff on June 8, 2016 you indicated that the disclosure regarding shares cancelled or issued in connection with the bankruptcy code is not really correct. Please revise or advise.

In response to this Comment, the Company has amended its table regarding shares cancelled during the period ended June 30, 2016 to indicate that these shares were returned to the Company for cancellation by agreement. Also, please see the Company’s response to Comment No. 17, below.

14. Disclose the facts relied upon to determine that each of these transactions was not part of a public offering, as you indicate in the first paragraph on page 47.

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In response to this Comment, the company has added the following additional language to this paragraph:

“Such shares were issued directly to the holders as compensation for services rendered to the Company, or were issued for investment to one or a few individuals on an occasional basis. The shares issued were restricted securities and no party engaged in a public distribution of any such shares, either on behalf of the Company or otherwise.”

Financial Statements

15. We read your response to our comment 29. We note you have not substantially addressed the comment and we therefore reissue the comment. We note you filed a petition under Chapter 11 of the Bankruptcy Code on December 16, 2013 and on July 11, 2014 the Court entered an order confirming your amended plan of reorganization. Accordingly, it appears to us the financial statements for the periods during and after reorganization proceedings should be presented in accordance with ASC 852-10-45 and related disclosures in ASC 852-10-50. Refer to ASC 852-10-55 for additional guidance. Please revise or advise.

In response to this Comment, the Company has revised its financial statements and disclosures in compliance with ASC 852.

16. Please explain to us in detail how you determined that you did not meet the criteria in ASC 852-10-45-19 to qualify for fresh start reporting. In this regard, please explain to us in detail how you considered the significant issuances and returns of shares during the years ended June 30, 2014 and 2015 disclosed in Item 10. Recent Sales Unregistered Securities, page 46. Revise your disclosures as appropriate.

In the Plan of Reorganization, the Company’s shareholders and controlling shareholder through the Series A Preferred Shares were not diluted, thus control of the Company remained the same before, during and after the confirmed Plan of Reorganization. Jerry Grisaffi held 1,000,000 shares of the Series A Preferred Stock, with voting right of 400:1, giving him control of the Company. Therefore, “Fresh Start” Accounting described in ACS 852-10-45-19 did not apply to the Company.

Statements of Shareholders Equity, page F-5

17. We note significant issuances and returns of shares during the years ended June 30, 2014 and 2015 disclosed in Item 10. Recent Sales Unregistered Securities, page 46, which are not reflected in your statement of shareholder’s equity. Please revise to include all share issuances and returns during the periods presented with sufficient explanations included in Note 7 or explain to us, in detail, why these transactions need not be presented in your statements of shareholders equity.

In response to this Comment, the Company has added the following additional explanation at the beginning of Item 10 – Recent Sales of Unregistered Securities:

“Note: Shares issued in the quarter ending December 31, 2013 and returned in the six months ending June 30, 2014, with the exception of Jerry Grisaffi and Michael Welch, were a result of an oral agreement with

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Empire Capital LLC “Empire” (See Involvement with Certain Legal Proceedings). These shares were issued under an oral agreement for services to be performed after the date they were issued. The services were not rendered and the shares were returned during the bankruptcy proceedings within weeks of their issuance and were cancelled by the Company. Shares issued to Jerry Grisaffi and Michael Welch were also returned during the same bankruptcy proceedings and cancelled by the Company. Since the issuances and returns were during the year ending June 30, 2014, the Company did not record the transactions and they are therefore not included in the Statements of Shareholder’s Equity in the financial statements that are presented as a part of this filing.”

Unaudited Condensed Interim Financial Statements

Statements of Operations, page F-19

18. We note your response to prior comment 30 that your financial statements have been revised to reflect the gain on extinguishment of debt regarding the Roy Meadows exchange agreement as a capital transaction. However, your disclosures in MD&A are not consistent with your response. Please revise your financial statements and disclosures as appropriate.

In response to this Comment, the Company has corrected its MD&A to make it consistent with the financial statements.

Financial Statements and Exhibits

19. Please file your plan of reorganization as an exhibit.

In response to this Comment, the Company’s confirmed Plan of Reorganization has been added as Exhibit 2.5.

Sincerely,

Rocky Mountain High Brands, Inc.

By: /s/ Michael Welch

Michael Welch, Chief Executive Officer

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